Exhibit (P) 1.24

HARDING, LOEVNER MANAGEMENT, L.P.

HARDING, LOEVNER FUNDS, INC. (THE “FUNDS”)

CODE OF ETHICS

I.	INTRODUCTION

High ethical standards are an essential ingredient not only for the success of Harding, Loevner Management, L.P., HLM Holdings, Inc. and Harding, Loevner Funds, Inc. (which are hereinafter collectively referred to as the “Firm”), but also to maintain the confidence of investors. There is a long-standing recognition of the conflicts of interest that potentially arise in connection with the personal trading activities of investment personnel. Federal and state securities laws govern the conduct of individuals associated with investment advisers and registered investment companies. Such entities are required to adopt a Code of Ethics containing provisions designed to prevent improper personal trading by their personnel. In addition to abiding by the requirements of this Code of Ethics, it is the obligation of each employee of the Firm to comply with all applicable securities laws and regulations.

Further, the Firm has a fiduciary duty to its clients and registered investment company shareholders (which are hereinafter referred to as “clients” collectively) which requires employees to act solely for the benefit of clients. Our own long-term business interests are best served by adherence to the principle that clients’ interests come first. It is in the best interests of this Firm as a professional advisory organization to avoid potential conflicts of interests, or even the appearance of such conflicts.

Because of the nature of our business, employees may be exposed to information which constitutes “inside information” or material, non-public information; federal securities law proscribes the use of such information for financial benefit.

It is this Firm’s policy and practice to keep all non-public client information, including non-public information relating to former or inactive customers, confidential and to only disclose such information to third parties as a result of a transaction or service performed for the client, or, as required by law.

Our goal is to protect the Firm, our clients and you from the damage that could result from a violation of the securities laws or from real or apparent conflicts of interests. While it is impossible to define all situations which might pose such a risk, this Code of Ethics is designed to address those circumstances where such risks are likely to arise.

Adherence to the Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment by the Firm. If you have any doubt as to the propriety of any activity, you should consult with a member of the Compliance Committee.

II.	APPLICABILITY OF CODE OF ETHICS

This Code of Ethics shall apply to employees, officers and directors of the Firm and the Funds who meet the definition of “Access Persons” as defined under Rule 204A-1 of the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 17j-1 of the Investment Company Act of 1940 (the “1940 Act”). Access Person is defined by the Advisers Act as any supervised person of an adviser “who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. A supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds is also an Access Person.” Access Person is defined under the 1940 Act as any person “who, in connection with his regular duties or function makes, participates in, or obtains information regarding the purchase or sale of a security by a registered investment company, or whose function relates to the making of any recommendations with respect to such purchases or sales.”

These definitions include those directors, officers, portfolio managers, analysts, traders, portfolio accountants and others who, because of the nature of their duties, possess non-public information regarding the securities that client accounts hold or will purchase or sell. A list of all Access Persons will be maintained by the Compliance Committee, and the Committee will advise such persons of their special responsibilities by providing them with a copy of this Code of Ethics. Employees of Investors Bank & Trust who are officers of the Harding, Loevner Funds are subject to the Code of Ethics’ initial and annual holdings and quarterly transactions reporting requirements, but are not subject to the pre-clearance requirements set forth herein. Directors of registered investment companies are not regarded as Access Persons solely by reason of being a director of such investment company, except where such director knew or, in the ordinary course of fulfilling his official duties as a director of the registered investment company, should have known that during the 15-day period immediately preceding or after the date of the transaction in a security by the director such security is or was purchased or sold by such investment company or such purchase or sale by such investment company is or was considered by the investment company or its investment adviser.

III.	THE INVESTMENT ADVISERS ACT AND THE INVESTMENT COMPANY ACT

Rule 204A-1 of the Advisers Act requires advisers to adopt a Code of Ethics that establishes standards of conduct and reinforces fiduciary principals that govern the conduct of advisory firms and their personnel. Section 206 of the Investment Advisers Act prohibits, among other things, “any transaction, practice, or course of business which operates as a fraud or deceit upon a client or prospective client”. The 1940 Act includes similar prohibitions for the protection of mutual fund investors. The actual text of Rule 17j-1 of the 1940 Act, as well as parts of the actual text of Sections 204A and 206 of the Advisers Act are attached as Exhibit A. All Access Persons are required to familiarize themselves with this Code of Ethics, including those Rules, and to so acknowledge by executing the Acknowledgment Form (attached) upon commencement of employment, and annually thereafter.

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES AND REPORTING REQUIREMENTS

Personal investment activities of all Access Persons employed by this Firm must remain within the parameters set forth below. “Personal investment activities” are those involving any securities in which the Access Person has a “beneficial interest”, as defined in Exhibit B.

(a) Prohibition on Acquiring Securities in an Initial Public Offering (“IPO”) within 30 days of the Initial Offering. In some cases, the opportunity to invest in an IPO is highly sought after and these opportunities are often available only to a limited number of investors. Purchase of IPO’s by investment personnel pose two potential conflicts of interest. First, an opportunity for investment personnel to participate in a “hot issue” or other attractive IPO is not likely to be viewed as a random event. It may also create the impression that future investment decisions for clients were pursued for reasons other than because they were in the best interest of the clients. Second, the realization of any short-term profits may create at least the appearance that an investment opportunity that should have been available to clients was diverted to the personal benefit of an individual employee. The Firm believes that prohibiting the purchase of a security in an IPO until 30 days after the offering will reduce these potential conflicts.

(b) Prior Approval for Participation in any Private Placement. Press accounts have alleged that emerging companies court portfolio managers through private placements in order to encourage managers to have their clients invest in the company when it later undertakes an IPO. This produces a direct conflict since the client’s investment may result in an increase in value of the company’s securities and thus an increase in value of the employee’s personal holdings. The Firm recognizes that most private placements will not raise such conflicts and a complete ban on such investments would restrict many legitimate investment opportunities. Therefore, acquisitions of securities in a private placement will be subject to a process of prior review. Further, any Access Person who takes a position in a private placement is under an affirmative obligation to disclose that position if the employee plays a material role in a client’s investment decision regarding the same issuer. Once this disclosure is made, a review of the client’s investment decision will be undertaken by investment personnel with no personal interest in that particular issuer. This process will accommodate personal investments but provide scrutiny where there is a potential conflict.

(c) Short-Term Trading and Market Timing Activity. The Firm does not view short-term trading in securities as inherently problematic unless it is associated with prohibited activities, i.e. misuse of insider information. However, the Compliance Committee may impose restrictions or withhold trading approval on employees who engage in short-term or other trading activity that the Committee believes may be contrary to the interests of the Firm or the Firm’s clients.

Access persons and all related persons, as defined by this Code, are strictly prohibited from engaging in market timing of open-end mutual funds including, but not limited to, funds advised by the Firm. “Market timing”, as used herein, refers to the use of frequent, short-term trades in an effort to exploit perceived temporary mis-pricing of fund shares. The

Compliance Committee will investigate any pattern of repeated short-term trades by covered persons for possible market timing activity. A violation of this market timing restriction will be deemed to be a very serious breach of this Code, the Firm’s fiduciary duty to its clients and possibly, the laws against insider trading and will be dealt with accordingly.

(d) Blackout Periods for Trading in the Same Security as a Client. All Access Persons are prohibited from buying or selling a security for which trade orders are pending or anticipated for client accounts, or which is the subject of serious consideration for trading. Access Persons are further prohibited from buying or selling a security within two (2) calendar days following the date of execution of any trades in that security for client accounts. (Example: client trades on Monday preclude personal trading on Monday, Tuesday or Wednesday.) Trading restrictions imposed prior to client trades are aimed at preventing “front running”; restrictions imposed following client trades are designed to allow dissipation of the market effect of client trades before the Access Person trades (collectively, the “Blackout Period”).

There may be some circumstances where exceptions to this restriction will be allowed. Any such requests will be reviewed on an individual basis by the Compliance Committee, and exceptions will be documented and retained in the Access Person’s file.

(e) Pre-Clearance of Personal Securities Transactions. Access Persons will be required to pre-clear personal securities transactions in Covered Securities as defined in this Code, including purchases, sales and gifts, through those individuals designated by the Compliance Committee. This procedure is intended to prevent an unwitting violation of the Blackout Period. To obtain pre-clearance, an Access Person should direct a request by e-mail to Patrice Singleton or, in her absence, David Loevner or, in his absence, Simon Hallett, indicating the details of the proposed trade, including security, ticker symbol, quantity, buying or selling, and the broker to be used. Unless the security is currently subject to a Blackout Period, or the proposed transaction potentially conflicts with another provision of the Code of Ethics, the request will be promptly approved by return e-mail. Approvals are valid until the end of the business day following the day approval was granted. If the proposed transaction has not been acted upon within this time frame, a new request for approval must be submitted. A hard copy of the request and approval will be placed in the Access Persons compliance file. Shares of open-end mutual funds advised by the Firm (the “Funds”) and mutual funds that trade in the secondary market (e.g., exchange-traded funds and closed-end funds) are considered Covered Securities under the Code. The Funds are subject to the Code’s initial and annual holdings and quarterly transactions reporting requirements, but are not subject to the pre-clearance requirements set forth above.

(f) Duplicate Copies of Broker’s Confirmations to Firm. All Access Persons are required to direct their brokers to supply to the Firm duplicate copies of confirmations for accounts in which they have beneficial ownership and exercise influence or control. The transactions reported on the brokers confirmations will be reviewed and compared against approved pre-clearance reports, and will allow the Firm to ensure the effectiveness of its compliance efforts.

(g) Disclosure of Personal Holdings and Quarterly Transactions. Upon commencement of employment, all Access Persons are required to submit information on their personal securities holdings and personal trading accounts, substantially in the form of the Initial Disclosure of Personal Holdings form and the Initial Disclosure of Personal Trading Accounts form within 10 calendar days. The information must be current as of a date no more than 45 days before the individual was designated as an Access Person. Disclosure of all personal trading accounts and securities beneficially owned by the Access Person, including those securities held in a discretionary account or trust, managed by a third party, over which the Access Person has no direct or indirect influence or control, are required to be included. By January 30 of each year, all Access Persons then employed must submit an Annual Disclosure of Personal Holdings and an Annual Disclosure of Personal Trading Accounts forms with respect to their holdings as of the date the report is submitted. These Disclosures will ensure that confirmations for all transactions are being sent to the Firm and enable the firm to identify all securities and personal trading accounts in which the Access Person has a beneficial interest. The personal holdings disclosure will also capture certain investments (i.e. private placements) that would not be reflected in traditional broker-dealer accounts.

Statements listing all reportable securities transactions during the preceding calendar quarter must be submitted by all Access Persons on a Personal Trading Activity Form on or before the 7th day of January, April, July and October.

(h) Covered Securities. Access Persons are required to disclose holdings and transactions in “Covered Securities,” which includes stocks, bonds, futures, investment contracts and other instruments deemed a security under Section 202 (a)(18) of the Investment Advisers Act. While pre-clearance of transactions in Firm-affiliated Funds are not required, Access Persons are required to disclose such transactions quarterly on the Personal Trading Activity Form and holdings initially and annually on the Disclosure of Personal Holdings form.

The following securities are not considered Covered Securities under the Code pursuant to Section 204A-1(e)(10) and therefore are not subject to the Code’s pre-clearance and reporting requirements:

1)	Direct obligations of the U.S. Government or options or futures thereon;

2)	Bankers’ acceptances, bank certificates of deposit, commercial paper and short-term high quality debt obligations;

3)	Shares of money market funds;

4)	Shares of open-end mutual funds not advised by the Firm, except those traded in the secondary market (e.g., exchange-traded funds and closed-end funds);

5)	Shares issued by a unit investment trust that are invested exclusively in unaffiliated mutual funds.

(i) Exempted Transactions. The following transactions are specifically exempted from the pre-clearance and quarterly reporting requirements of this Code of Ethics:

(i) Transactions effected in any account over which the Access Person has no direct or indirect influence or control (e.g., an account managed with full discretion by an unrelated third party, such as an investment management firm or a trustee or general partner. However, holdings in discretionary accounts must be reported initially and annually.

(ii) Transactions which are part of automatic dividend reinvestment or investment plans which includes Harding Loevner employee 401k payroll deductions.

(j) Quarterly Brokerage Account Report. Access Persons must disclose the following information concerning any account opened during the quarter that is held for their direct or indirect benefit: (1) name of the broker, dealer or bank with whom the account was established; (2) the date the account was opened; and, (3) the date the report was submitted.

(k) Code of Ethics Certification. All Access Persons must certify in writing initially and annually thereafter that they have received, read, understand and agree to abide by the Code of Ethics. Access Persons must also certify in writing that they have received, read, understand and agree to abide by any amendments to the Code, which will be distributed by the Compliance Committee.

V.	OTHER RESTRICTIONS

(a) Duty of Confidentiality. All Access Persons must keep confidential information concerning a decision to purchase or sell a security on behalf of clients during the entire period from the time a security is determined to be the probable subject of an investment decision until the later of (i) the completion of the buying or selling program for client accounts or (ii) a determination that the security is no longer the probable subject of an investment decision. Advance information concerning investment decisions (or probable investment decisions) must not be disclosed except in the necessary and proper discharge of one’s responsibilities to the Firm and its clients.

(b) Service as a Director. All Access Persons are prohibited from serving on the boards of directors of any publicly traded company absent prior authorization. Authorization will be based upon a determination that the board service would be consistent with the interests of the Firm and its clients. This restriction does not apply to service on the board of any not-for-profit corporation or organization.

(c) Gifts. All Access Persons are prohibited from accepting or giving any gift of more than de minimis value from any individual doing business with or on behalf of a client to which the Firm acts as adviser. For the purposes of this Code of Ethics “de minimis value” is defined as $150.00. Business meals and entertainment are excluded from the definition of “gift”.

VI.	REPORTING CODE OF ETHICS VIOLATIONS

It is the obligation of each Access Person to report promptly any violation of the Code by another Access Person to the Compliance Committee. Violations of the Code include, but are not limited to, noncompliance with applicable laws and regulations, fraud or illegal acts involving any aspect of the Firm’s business and activity that is harmful to clients. The report of a Code violation may be submitted anonymously and will be treated confidentiality. Retaliation against an individual who reports a violation is prohibited and in itself constitutes a violation of the

Code. However, reports of violations may be made available to the SEC or any other regulatory or self-regulatory organization to the extent required by law or as considered appropriate by the Firm in light of all the circumstances.

VII.	INSIDER TRADING POLICY

Court and SEC administrative decisions interpreting the anti-fraud provisions of the federal securities laws generally make it unlawful for any person to trade securities for themselves or their clients while in possession of material nonpublic information or selectively to disclose such information to others who may trade. Violation of these provisions may result in civil and criminal penalties, including fines and jail sentences, as well as dismissal by the Firm. Although there are exceptions to these prohibitions, these exceptions are limited.

“Nonpublic” information is any information that has not been disclosed generally to the marketplace. Information received about the company that is not yet in general circulation should be considered nonpublic. Similarly, information received about another company in circumstances indicating that it is not yet in general circulation should be considered nonpublic. As a general rule, one should be able to point to some fact to show that the information is widely available; for example its publication in The Wall Street Journal or in other major news publications. Even after XYZ has released information to the press and the information has been reported, at least 24 hours must be allowed for the general marketplace to learn of and evaluate that information before you trade in XYZ securities.

“Material” information is any information about a company or the market for the company’s securities that is likely to be considered important by reasonable investors, including reasonable speculative investors, in determining whether to trade. Information that affects the price of the company’s securities is likely to be deemed material. The Firm’s intended securities transactions and non-public client securities holdings may be considered material non-public information.

While it is not possible to identify in advance all information that will be deemed to be material, some illustrations of such information would include earnings, dividend actions, mergers and acquisitions, major discoveries, major new products, significant advances in research, major personnel changes, labor negotiations, price changes or major marketing changes, government investigations, or significant litigation.

Material nonpublic information might be inadvertently disclosed to you by a company director, officer, or employee. It also might be disclosed to you by persons with business relationships with the company, such as its investment banker. In such a case, you should immediately report the facts to a member of the Compliance Committee for a decision regarding appropriate steps.

In addition, whenever you receive information about a company, you should refrain from trading while in possession of that information unless you first determine that the information is either public, non-material, or both. You should also refrain from disclosing the information to others, such as family, relatives, business, or social acquaintances, who do not need to know it for legitimate business reasons. If you have any questions at all as to whether the information is material and nonpublic, you must resolve the question or questions before trading, recommending trading, or divulging the information. If any doubt at all remains, you should consult a member of the Compliance Committee.

If there is any unresolved question in your mind as to the applicability or interpretation of these standards or the propriety of any trading or disclosure, the issue should be discussed with a member of the Compliance Committee prior to trading or disclosure of the information.

VIII.	OVERSIGHT OF CODE OF ETHICS

A Compliance Committee, comprising Patrice M. Singleton, David R. Loevner, and Simon Hallett, will oversee compliance with this Code of Ethics. Mariann Zonowith will be responsible for collecting reports and maintaining the records of the Committee.

The Compliance Committee shall review all reports made to it and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action, as it deems appropriate. These sanctions may include, among other things, suspension or termination of employment with the Firm. Any Code violations will be reported to the Chief Compliance Officers of the Firm and the Funds.

IX.	RECORDKEEPING

Pursuant to Section 204A-1 of the Advisers Act, the Firm will maintain the following records and make them available to the SEC:

(1) A copy of the current Code of Ethics and prior versions within the past five years.

(2) A record of any violation of the Code of Ethics, and of any action taken as a result of the violation in the last five years.

(3) A copy of each initial and annual Disclosure of Personal Holdings Form and each Personal Trading Activity Form made by an Access Person in the last five years

(4) A list of all persons who are, or within the past five years have been required to make reports.

(5) All written acknowledgments of receipt of the Code and Code amendments for five years after an individual ceases to be an Access Person of the Firm.

(6) A record of any decision approving the acquisition of securities in a limited offering or initial public offering for five years from the end of the fiscal year in with the security was purchased.

(7) A record of the persons responsible for reviewing Access Persons reports currently and for the past five years.

(8) A copy of the reports provided to the Funds’ Board of Directors annually.

Amended: March 3, 2006

Exhibit A

Text of Rule 17j-1 of The Investment Company Act

The purpose of this Code of Ethics is to provide procedures consistent with the Investment Company Act and more specifically Rule 17j-1 which reads as follows:

(a) It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company, or any affiliated person of any investment adviser of or principal underwriter for a registered investment company in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired, as defined in this section, by such registered investment company —

(1) To employ any device, scheme or artifice to defraud such registered investment company;

(2) To make to such registered investment company any untrue statement of a material fact or omit to state to such registered investment company a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(3) To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any such registered investment company; or

(4) To engage in any manipulative practice with respect to such registered investment company.

Exhibit A (continued)

Partial Text of Sections 204A and 206 of the Investment Advisers Act

PREVENTION OF MISUSE OF NONPUBLIC INFORMATION

Section 204A. Every investment adviser subject to Section 204 of this title shall establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such investment adviser’s business, to prevent the misuse in violation of this Act or the Securities Exchange Act of 1934, or the rules or regulations thereunder, of material nonpublic information by such investment adviser or any person associated with such investment adviser….

PROHIBITED TRANSACTIONS BY INVESTMENT ADVISERS

Section 206. It shall be unlawful for any investment adviser…, directly or indirectly –

(1)	To employ any device, scheme or artifice to defraud any client or prospective client; …

(2)	To engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client; …

(4)	To engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

Exhibit B

Definition of “Beneficial Interest”

For purposes of this Code of Ethics, persons associated with Harding, Loevner Management, L.P., HLM Holdings, Inc. and Harding, Loevner Funds, Inc. will be deemed to have a beneficial interest in securities owned directly (including ownership through a nominee) and, in addition, securities which are:

(a) held in the name of another person, if by reason of any contract, understanding, relationship, agreement or other arrangement the reporting person obtains benefits substantially equivalent to those of ownership (e.g., the ability to exercise a controlling influence over the purchase, sale or voting of such securities or the application of the income derived from such securities to maintain a common home or to meet expenses which the reporting person otherwise would meet from other sources);

(b) held in the name of (i) a spouse and minor children or (ii) any relative, including any relative of the reporting person’s spouse, who shares the same home as the reporting person, absent special circumstances indicating that the reporting person does not obtain benefits substantially equivalent to those of ownership;

(c) held in trust for the benefit of any of the persons described in paragraph (b) above;

(d) held in the name of a spouse, minor children, or other person, even though benefits substantially equivalent to ownership are not obtained, if the reporting person can vest or revest title in himself at once or at some future time;

(e) held by any partnership, closely-held corporation, trust or estate, to the extent of the reporting person’s interest therein; or

(f) held by the reporting person as trustee where either such person or members of his immediate family have a vested interest in the outcome or corpus of the trust, or as a settlor of a revocable trust. “Immediate family” includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, significant other, sibling, mother-in-law, father-in-law, son-in-law, daughter-in –law, brother-in-law or sister-in-law, but excludes aunts, uncles, nieces and nephews.

Acknowledgment Form

I hereby acknowledge receipt of the Firm’s Code of Ethics and certify that I have read it and agree to abide by it. I also confirm that I have instructed all brokerage houses where I maintain an account to supply duplicate copies of my confirmation statements to Harding, Loevner Management, L.P., Attn: Compliance Committee. I hereby certify that I have never been found civilly liable for or criminally guilty of insider trading and that no legal proceedings alleging that I have violated the law on insider trading are now pending or, to my knowledge, threatened by any person or authority.

Date:
(Signature)

(Print Name)

Acknowledgment Form

(Harding Loevner Fund Officers)

I hereby acknowledge receipt of the Firm’s Code of Ethics and certify that I have read it and agree to abide by it. I also confirm that I have instructed all brokerage houses where I maintain an account to supply duplicate copies of my confirmation statements to Harding, Loevner Management, L.P., Attn: Compliance Committee. I hereby certify that I have never been found civilly liable for or criminally guilty of insider trading and that no legal proceedings alleging that I have violated the law on insider trading are now pending or, to my knowledge, threatened by any person or authority.

Date:
(Signature)

(Print Name)

Acknowledgment Form

(Investors Bank Fund Officers)

I hereby acknowledge receipt of the Firm’s Code of Ethics and certify that I have read it and agree to abide by the provisions related to the reporting of personal holdings and quarterly transaction information. Further, I agree to abide by the provisions of Investors Financial’s Code of Conduct, Information Security Policy, Insider Trading Policy and Privacy Policy.

Date:
(Signature)

(Print Name)

Acknowledgment

(for non- “Access persons”)

I hereby acknowledge receipt of the Firm’s Code of Ethics and certify that I have read it. Although I am not subject to the compliance procedures, I do agree to adhere to the Code’s high ethical standards and related restrictions placed on personal investing.

Date:
(Signature)

(Print Name)

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